Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copies of the disclosure letters that we filed today with the Philippine Stock Exchange, Inc. and the Securities and Exchange Commission regarding a disclosable event/information.

December 15, 2022

Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain disclosable event/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

December 15, 2022

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain disclosable event/information.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,434 As of November 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
9/F MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	December 15, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 4 (Election or Appointment of Directors and Officers)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on December 15, 2022, the Board confirmed or approved the following:

1. The appointment of Mr. Joseph Ian G. Gendrano as Chief Technology Officer, effective on January 1, 2023. Mr. Gendrano is a Senior Vice President of the Company.

2. The appointment of the following new officers to the positions, and effective on the dates, indicated opposite their respective names below:

NamePosition/Title           Effectivity Date

Danny Y. Yu   SVP/PLDT Group Controller November 17, 2022

Emmanuel Ramon C.     Senior Vice President / Chief                    January 1, 2023

Lorenzana                       Transformation and Customer

                  Officer

Mr. Danny Y. Yu was a Financial Consultant of PXP Energy Corporation and served from November 2019 to February 2020. He also served as Senior Vice President and Chief Financial Officer, Chief Governance Officer and Chief Risk Officer of Philex Mining Corporation from September 2013 to August 2019, Chief Finance Officer of Digital Telecommunications Philippines, Inc. and Digitel Mobile Philippines, Inc. (Sun Cellular) from November 2011 to July 2013, Chief Financial Officer of ePLDT, Inc. from November 2010 to December 2011, Chief Financial Officer of PLDT Global Corporation from June 2004 to November 2010, Chief Financial Officer of Mabuhay Satellite Philippines Corporation & Aces Satellite Philippines Corporation from March 1999 to May 2004, and Vice President for Corporate Development of Fort Bonifacio Development Corporation from March 1997 to March 1999. Mr. Yu graduated Magna Cum Laude from the University of San Carlos with a Bachelor of Science in Commerce, Major in Accounting and holds a Master in Management from the Asian Institute of Management. He is also a Certified Public Accountant.

Mr. Emmanuel Ramon C. Lorenzana has been the Chief Commercial and Customer Advisor of the Company since January 1, 2022. He is an Independent Director of ATRAM for Private Equity and has been serving as such since 2018. He also served as President and Chief Executive Officer of MediaQuest from 2014-2016, Executive Vice President and Head of Consumer Wireless Business of Smart Communications, Inc. from 2012 to 2013, and President of NutriAsia Inc. from 2008 to 2011. He likewise held senior management positions in Unilever from 1988 to 2008, such as Chairman and Managing Director of Unilever Malaysia and Singapore, Managing Director of Unilever Philippines, Unilever Vice President for Oral Care (Asia, Africa and Latin America), Business Planning Director of Unilever Philippines, and Marketing Director of Unilever China. Mr. Lorenzana graduated with a Bachelor’s Degree in Chemical Engineering from the University of the Philippines, and completed the Blockchain Strategy Program of Said Business School, University of Oxford, Emerging Leadership of Innovation across Sectors and Internet-of-Things/Business Implications and Opportunities of MIT Sloan School of Management, and Advance Executive Program of Kellog School of Management.

Pursuant to the requirements of the Securities Regulation Code, PLDT Inc. has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

December 15, 2022

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:  December 15, 2022